VOSB Acquisition Corp I

August 21, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Marva D. Simpson

RE:	VOSB Acquisition Corp I
Registration Statement on Form 10-12G
Originally Filed May 5, 2022
File No. 000-56436

Dear Sir / Madam:

VOSB Acquisition Corp I. (the “Registrant”), previously filed the above-referenced registration statement on Form 10-12G (the “Registration Statement”), with related amendments, which was declared effective on July 6, 2022. Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the Registration Statement, together with all amendments and exhibits, be withdrawn at your earliest convenience.

The Registration Statement was filed in connection with a proposed business combination that did not take place. As a result, the securities to be issued under the Registration Statement will not be issued. The Registrant represents that no securities have been sold pursuant to the Registration Statement. The Registrant believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors.

If you have any questions about this withdrawal request, please contact Brian Kistler, 260-490-9990 or Email: bkistler1956@gmail.com.

Respectfully submitted,

/s/ Brian Kistler
Principle Executive Officer Principle Financial Officer